February 11, 2009


Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re: Form 10-KSB for the year ended December 31, 2007 and
    Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 for
    AEI Real Estate Fund XVIII Limited Partnership - File No.000-18289 AEI Net Lease Income & Growth Fund XIX Ltd Partnership -
     File No. 000-19838

Dear Ms. LaMothe:

This letter will respond to the comment contained in your letters dated January 29, 2009 for the above registrants. Since the letter for each of the registrants contains the same comment and the registrants use the same accounting and reporting procedures, we have responded to your comments in one letter for the registrants. A copy of the letter was filed as correspondence on EDGAR for each registrant.

Response to Comment

In future filings, we will include certifications in the exact form outlined in Item 601(b)(31) of Regulation S-K.

In connection with this response, the registrants acknowledge the following:
       the registrants are responsible for the adequacy and accuracy of the disclosure in the filings;
       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Patrick W. Keene
Chief Financial Officer
Managing General Partner of the Limited Partnerships

cc:  Jaime John - SEC via fax